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                            June 26, 2024

       Tony Xu Han
       Chief Executive Officer
       WeRide Inc.
       21st Floor, Tower A, Guanzhou Life Science Innovation Center No. 51, Luoxuan Road, Guangzhou International Biotech Island Guangzhou 510005
       People   s Republic of China

                                                        Re: WeRide Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted May 30,
2024
                                                            CIK No. 0001867729

       Dear Tony Xu Han:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 15, 2023 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Continued investment in technology, page 94

   1. We note your disclosure on page F-20 that, "The Group determined that the expenditure on development
activities incurred during the years presented did not meet the capitalization
criteria, because, among others, the Group cannot demonstrate, at the time when the development
expenditure was incurred, the development activities would
                                                        generate probable
future economic benefits." Please include similar disclosure in your
                                                        MD&A when discussing
your investment in technology. Specifically discuss what you are developing and when you
expect those development activities would generate probably
 Tony Xu Han
WeRide Inc.
June 26, 2024
Page 2
         future economic benefit.
2. Given your material investment in the WeRide One platform, discuss the stage of development of the platform as of the date of the filing. Disclose when you expect to generate significant revenue and profit as it relates to the WeRide One platform.
Management's Discussion and Analysis of Financial Conditions and Results of Operations
Key Components of Results of Operations, page 96

3. We note your response to prior comment 3. Please consider presenting the statistical data in a tabular format for ease of understanding the trends between periods presented.
4. As of the date of your filing, please disclose the value of unrecognized share-based compensation expenses and the period you expect to recognize that expense. We refer to disclosure on page 113 of your filing.
Results of Operations, page 101

5. You state the decrease in robobuses sales from 2023 to 2022 was due to a challenging macroeconomic environment. Please discuss the challenging macroeconomic environment in the jurisdictions where you have sales. Discuss if this is a trend and whether you expect sales to increase or decrease in future periods.
6. We note your response to our prior comment 6. Please quantify what portion of the increase in service revenue is a result of ADAS research and development services versus operational and technical support services. Discuss if you expect revenue from these services to continue to grow or decrease in future periods.
7. When more than one factor contributes to an increase or decrease to a line item, please quantify each factor. In your current filing this should be done for research and development expenses, administrative expenses, and selling expenses. Liquidity and Capital Resources
Cash flows and working capital, page 108

8. Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying that components of working capital changed does not provide a sufficient basis to analyze your cash flow from operating activities.
Consolidated Financial Statements
Consolidated Statements ofXu
FirstName LastNameTony     Profit
                              Hanor Loss, page F-3
Comapany
9.         NameWeRide
      We are  consideringInc.
                          your response to prior comment 13 and may have
additional
      comments.
June 26, 2024 Page 2
FirstName LastName
 Tony Xu Han
FirstName  LastNameTony Xu Han
WeRide Inc.
Comapany
June       NameWeRide Inc.
     26, 2024
June 26,
Page 3 2024 Page 3
FirstName LastName
General

10. Prior comment 20 requested a detailed legal analysis regarding whether the Company and
         each of its subsidiaries meet the definition of an    investment
company    under Section
         3(a)(1)(A) of the Investment Company Act of 1940, as amended (the
Act   ). The
         Company   s response did not address its subsidiaries. Accordingly, we are reissuing prior
         comment 20 with respect to the Company   s subsidiaries.
11. Prior comment 21 requested a detailed legal analysis regarding whether the Company and
         each of its subsidiaries meet the definition of an    investment
company    under Section
         3(a)(1)(C) of the Act. The Company   s response did not address its
subsidiaries.
         Accordingly, we are reissuing prior comment 21 with respect to the
Company   s
         subsidiaries.
12. Please identify the date on which the Company first believed that it was eligible to rely on
         Rule 3a-8 and the Company   s expectations with respect to future
reliance on the rule. We
         note that The Commission has expressed the view that    an R&D company
would not be
         expected to maintain perpetually a portfolio of investment securities. See Certain
         Research and Development Companies, Investment Company Act Release No. 25835
         (Nov. 26, 2002) [67 FR 71915] (Dec.3, 2002) at 71918.
13.      With respect to the Company   s analysis under Rule 3a-(8)(a)(1),
please provide a balance
         sheet for the last four fiscal quarters, identifying the relevant research and development
         expenses as a proportion of the Company   s total operating expenses.
Also, identify with
         specificity the Company   s relevant research and development expenses
for the last four
         fiscal quarters and provide a legal analysis of why, in the Company
s view, each such
         expense should be considered a research and development expense under Rule 3a-
         8(b)(9).
14.      With respect to the Company   s analysis under Rule 3a-8(a)(2), please
provide an income
         statement for the last four fiscal quarters, identifying the Company
s net income derived
         from investments in securities as a proportion of the Company   s
research and
         development expenses.
15.      With respect to the Company   s analysis under Rule 3a-8(a)(3), please
provide the
         Company   s expenses for investment advisory and management
activities, investment
         research and custody for the last four fiscal quarters.
16.      With respect to the Company   s analysis under Rule 3a-8(a)(4), please
discuss whether the
         figure provided in the Company   s response   "[m]ore than 99.9% of
the Company   s
         investments in securities are capital preservation      reflects the
number of the Company   s
         investments in capital preservation investments or percentage of the
Company   s assets
         allocated to such investments. Also, we note that Rule 3a-8(b)(4)
defines    capital
         preservation investment    as an investment that is made to conserve
capital and liquidity
         until the funds are used in the issuer   s primary business or
businesses. In the release
         adopting Rule 3a-8, the Commission indicated that it was adopting the definition of
 Tony Xu Han
WeRide Inc.
June 26, 2024
Page 4
            capital preservation investment    as proposed, which indicated
that capital preservation
         investments are liquid so that they can be readily sold to support the research and
         development company   s activities as necessary and present limited
credit risk. See Certain
         Research and Development Companies, Investment Company Act Release No. 26077
         (June 16, 2003) [68 FR 37045] [June 20, 2003], at 37048-49 (
Adopting Release   ). The
         Adopting Release further states that:       investments in equity or
speculative debt would
         not meet the definition of capital preservation investments, but would
be considered    other
         investments    subject to the limits stated in the rule.    Id.
             Please discuss in detail the Company   s investments in wealth
management products
             managed by banks linked to bonds and explain specifically why the Company views these products to be capital preservation investments. In connection with that response, please address why the Company views these investments as presenting limited credit risk, whether the bonds are speculative in nature, the credit rating, if
             any, and any other factors relevant to the Company   s view that
these securities
             constitute capital preservation securities.
             Please discuss the terms of the time deposits, including whether the Company may exit from such positions early and, if so, whether such exit would be subject to early withdrawal penalties. Further, to the extent applicable, please explain in detail whether and how any such restrictions on withdrawal or the imposition of a withdrawal penalty would impact whether such investments constitute capital preservation securities.
             Please discuss the maturities of the wealth management products linked to bonds and
             time deposits in the context of the Company   s expected time
horizon for their use in
             connection with the Company   s research and development
activities.
17.      With respect to the Company   s analysis under Rule 3a-8(a)(5), the
Company   s analysis of
         this requirement of the rule is conclusory and therefore does not allow the staff to assess
         the Company   s position. Please discuss in greater detail the Company
  s view that it
         satisfies Rule 3a-8(a)(5).
18.    With respect to the Company   s analysis under Rule 3a-8(a)(6), please
identify the titles
       and/or approximate level of seniority of the employees that devote time to managing the
       Company   s capital preservation investments.
FirstName LastNameTony Xu Han
19.    With respect to the Company   s analysis under Rule 3a-8(a)(7), please
identify the date on
Comapany
       whichNameWeRide
              the Company   sInc.board of directors adopted the written
investment policy referred to
       in2024
June 26,  the Company   s
               Page 4     prior response addressing Rule 3a-8(a)(7).
FirstName LastName
 Tony Xu Han
FirstName  LastNameTony Xu Han
WeRide Inc.
Comapany
June       NameWeRide Inc.
     26, 2024
June 26,
Page 5 2024 Page 5
FirstName LastName
       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Haiping Li